CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to "we," "us," the "company" or "STATS" are to ST Assembly Test Services Ltd, a company organized under the laws of the Republic of Singapore.

In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to U.S. dollar. References to a particular "fiscal year" are to the Company's fiscal year ended December 31 of that year.

The Company's financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; litigation and other risks described in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Factors" section in the Form 20-F we filed with the Securities Exchange Commission on March 30, 2000. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I -- FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE DATA)


                                                      THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                         SEPTEMBER 30,                         SEPTEMBER 30,
                                                      1999           2000                  1999             2000
                                                    -----------------------              -------------------------
Net revenues                                        $ 53,688       $ 90,538              $135,981        $ 238,473
Cost of revenues                                     (34,692)       (63,202)              (93,582)        (158,668)
                                                    --------       --------              --------        ---------
Gross profit                                          18,996         27,336                42,399           79,805
                                                    --------       --------              --------        ---------

Operating expenses:
  Selling, general and administrative                  7,223         10,151                19,194           29,484
  Research and development                             2,359          4,078                 5,125           10,972
  Stock-based compensation                             6,699             17                 8,456              363
  Other general expenses (income), net                    25             41                    23             (192)
                                                    --------       --------              --------        ---------
    Total operating expenses                          16,306         14,287                32,798           40,627
                                                    --------       --------              --------        ---------

Operating income:                                      2,690         13,049                 9,601           39,178
                                                    --------       --------              --------        ---------

Other income (expense):
  Interest income (expense), net                      (1,262)         2,684                (4,118)           5,756
  Foreign currency exchange gain (loss)                 (506)           606                 1,873            1,068
  Other non-operating income, net                        656            967                 1,790            2,741
                                                    --------       --------              --------        ---------
    Total other income (expense)                      (1,112)         4,257                  (455)           9,565
                                                    --------       --------              --------        ---------

Income before income taxes                             1,578         17,306                 9,146           48,743
Income tax expense                                      (148)          (851)                 (660)          (2,390)
                                                    --------       --------              --------        ---------
Net income                                          $  1,430       $ 16,455              $  8,486        $  46,353
                                                    ========       ========              ========        =========

Basic net income per ordinary share                 $  0.002       $  0.017              $  0.011        $   0.049

Diluted net income per ordinary share               $  0.002       $  0.017              $  0.011        $   0.048

Basic net income per ADS                            $   0.02       $   0.17              $   0.11        $    0.49

Diluted net income per ADS                          $   0.02       $   0.17              $   0.11        $    0.48

Ordinary shares (in thousands) used in
 per ordinary share calculation:

  -- basic                                           769,407        984,774               769,144          955,160
  -- effect of dilutive options                       10,714          7,200                 7,941            7,894
                                                    --------       --------              --------        ---------
  -- diluted                                         780,121        991,974               777,085          963,054
                                                    --------       --------              --------        ---------


                                                      THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                         SEPTEMBER 30,                         SEPTEMBER 30,
                                                      1999            2000                 1999             2000
                                                    ------------------------             --------------------------
ADS (in thousands) used in per ADS
 Calculation:
  -- basic                                            76,941          98,477               76,914            95,516
  -- effect of dilutive options                        1,071             720                  794               789
                                                    --------        --------             --------         ---------
  -- diluted                                          78,012          99,197               77,708            96,305
                                                    --------        --------             --------         ---------

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (IN THOUSANDS OF US DOLLARS)

                                                                                 AS OF
                                                                   DECEMBER 31,           SEPTEMBER 30,
                                                                       1999                   2000
                                                                   ------------------------------------
ASSETS
Current assets:

  Cash and cash equivalents                                          $ 16,568               $161,521
  Accounts receivable, net                                             37,404                 65,529
  Amounts due from ST affiliates                                        6,532                  5,115
  Other receivables                                                     9,572                 10,811
  Inventories                                                          11,313                 15,652
  Marketable securities                                                    --                 11,460
  Prepaid expenses                                                      7,079                 15,092
                                                                     --------               --------
    Total current assets                                               88,468                285,180
Property, plant and equipment, net                                    251,298                420,915
Other receivables                                                       1,835                     --
Marketable securities                                                      --                  8,635
Prepaid expenses                                                       10,364                 17,839
                                                                     --------               --------
    Total Assets                                                     $351,965               $732,569
                                                                     ========               ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

  Short-term debt                                                    $ 60,000               $     --
  Current installments of long-term debt                                7,420                 14,719
  Accounts payable                                                     13,070                 13,568
  Amounts due to ST and ST affiliates                                   5,533                  2,445
  Accrued operating expenses                                           20,559                  4,189
  Other payables                                                       55,238                 66,123
  Income taxes payable                                                    678                  2,446
                                                                     --------               --------
    Total current liabilities                                         162,498                123,490
Deferred grant                                                          1,923                  2,736
Long-term debt, excluding current installments                         46,360                 29,438
                                                                     --------               --------
    Total Liabilities                                                 210,781                155,664


SHAREHOLDERS' EQUITY

Share capital                                                         129,827                159,314
Additional paid-in capital                                             26,305                386,186
Accumulated other comprehensive loss                                   (9,731)                (9,731)
Retained earnings (deficit)                                            (5,217)                41,136
                                                                     --------               --------
    Total Shareholders' Equity                                        141,184                576,905
                                                                     --------               --------
    Total Liabilities and Shareholders' Equity                       $351,965               $732,569
                                                                     ========               ========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN THOUSANDS OF US DOLLARS)


                                                                FOR THE NINE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                                 1999              2000
                                                                -------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                      $ 8,486          $ 46,353
Adjustments to reconcile net income to net cash provided by
  Depreciation and amortization                                  44,486            51,706
  Loss (gain) on sale of property, plant  and equipment              22              (195)
  Provision for doubtful accounts receivable                       (185)              655
  Provision for stock obsolescence                                 (123)               23
  Unrealized foreign currency exchange loss (gain)               (2,337)            3,633

Changes in working capital:
  Accounts receivable                                           (10,611)          (28,780)
  Amounts due from ST affiliates                                   (237)            1,417
  Inventories                                                      (887)           (4,362)
  Other receivables and prepaid expenses                         (4,110)            6,800
  Accounts payable                                               (1,416)            5,726
  Amounts due to ST and ST affiliates                               986            (3,088)
  Accrued operating expenses and other payables                  13,758             1,904
                                                                -------          --------
Net cash provided by operating activities                        47,832            81,792
                                                                -------          --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of marketable securities                                    --           (20,095)
Purchase of property, plant and equipment                       (43,970)         (240,320)
Sale of property, plant and equipment                                43             5,978
                                                                -------          --------
Net cash used in investing activities                           (43,927)         (254,437)
                                                                -------          --------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt                                         --           (60,000)
Repayment of long-term debt                                          --            (7,468)
Proceeds from issuance of shares                                    119           389,019
                                                                -------          --------
Net cash provided by financing activities                           119           321,551
                                                                -------          --------

Net increase in cash and cash equivalents for the period          4,024           148,906
Effect of exchange rate changes on cash and cash equivalents         --            (3,953)
Cash and cash equivalents at beginning of the period             12,692            16,568
                                                                -------          --------
Cash and cash equivalents at end of the period                  $16,716          $161,521
                                                                =======          ========

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for:
  Interest                                                      $ 5,259          $  3,045
  Income taxes                                                  $   158          $    461
Non cash item:
  Share issue subscriptions receivable                          $ 2,262          $     --


See accompanying notes to unaudited condensed consolidated financial statements.

ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   BUSINESS AND ORGANIZATION

     ST Assembly Test Services Ltd is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. The Company, with its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, offers full back-end turnkey solutions to customers worldwide. The Company also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages, to serve some of the world's technological leaders.

     The Company was incorporated in Singapore in October 1994. As of September 30, 2000, we were 72.3% owned by Singapore Technologies Pte Ltd and its affiliates.


2.   BASIS OF PRESENTATION

     The interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP and reflect normal recurring adjustments which, in the opinion of the management, are necessary for a fair presentation of the results for such interim periods. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.


3.   PRINCIPLES OF CONSOLIDATION

     The accompanying interim condensed consolidated financial statements include the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.


4.   USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the reporting period. Actual results could differ from these estimates.


5.   SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three-month periods ended September 30, 1999 and 2000, the five largest customers collectively accounted for approximately 73.0% and 71.8% of revenues, respectively. During the nine-month periods ended September 30, 1999 and 2000, the five largest customers collectively accounted for approximately 72.9% and 71.7% respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

6.   RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the highly cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw materials and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.


7.   INVENTORIES

     Inventories at December 31, 1999 and September 30, 2000 consist of (in thousands):


                                               December 31,      September 30,
                                                   1999              2000
                                               ------------      -------------
      Raw materials                               $ 8,440           $ 9,764
      Factory supplies                              1,268             1,586
      Work-in-progress                              2,360             5,278
      Finished goods                                  348               130
                                                  -------           -------
                                                   12,416            16,758
      Allowance for inventory obsolescene          (1,103)           (1,106)
                                                  -------           -------
                                                  $11,313           $15,652
                                                  -------           -------


8.   MARKETABLE SECURITIES

     Marketable securities at September 30, 2000 consist of high quality corporate debt securities. The Company may classify its debt securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All securities not included in trading or held-to-maturity are classified as available-for-sale.

     Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. At September 30, 2000, the debt securities held were classified as available-for-sale and their fair values approximated amortized costs.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULT OF OPERATIONS

The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                                         THREE MONTHS ENDED         NINE MONTHS ENDED
                                                            SEPTEMBER 30,              SEPTEMBER 30,
                                                          1999        2000          1999         2000
                                                         ------------------         -----------------
                                                                (AS A PERCENTAGE OF NET REVENUE)
Net revenues                                             100.0%       100.0%        100.0%      100.0%
Cost of revenues                                         (64.6)       (69.8)        (68.8)      (66.5)
                                                         -----        -----         -----       -----
Gross profit                                              35.4         30.2          31.2        33.5
                                                         -----        -----         -----       -----
Operating expenses:
  Selling, general and administrative                     13.5         11.2          14.1        12.4
  Research and development                                 4.4          4.5           3.8         4.6
  Stock-based compensation                                12.5          0.0           6.2         0.2
  Other general expenses (income), net                     0.0          0.0           0.0        (0.1)
                                                         -----        -----         -----       -----
    Total operating expenses                              30.4         15.7          24.1        17.1
                                                         -----        -----         -----       -----

Operating income                                           5.0         14.5           7.1        16.4
                                                         -----        -----         -----       -----
Other income (expense):
  Interest income (expense), net                          (2.4)         3.0          (3.0)        2.4
  Foreign currency exchange gain (loss)                   (0.9)         0.7           1.4         0.4
  Other non-operating income, net                          1.2          1.1           1.3         1.1
                                                         -----        -----         -----       -----
    Total other income (expense)                          (2.1)         4.8          (0.3)        3.9
                                                         -----        -----         -----       -----

Income before income taxes                                 2.9         19.3           6.8        20.3
Income tax expense                                        (0.3)        (0.9)         (0.5)       (1.0)
                                                         -----        -----         -----       -----
Net income                                                 2.6%        18.4%          6.3%       19.3%
                                                         -----        -----         -----       -----

THREE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000

NET REVENUES. Net revenues increased by 68.5% from $53.7 million in the three months ended September 30, 1999 to $90.5 million in the three months ended September 30, 2000. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased by 38.5% from $25.1 million in the three months ended September 30, 1999 to $41.0 million in the three months ended September 30, 2000. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly services increased by 73.1% from $28.6 million in the three months ended September 30, 1999 to $49.5 million in the three months ended September 30, 2000. The increase was primarily due to greater demand for both leadframe and laminate packages.

COST OF REVENUES AND GROSS PROFIT MARGIN. Cost of revenues increased by 82.1% from $34.7 million in the three months ended September 30, 1999 to $63.2 million in the three months ended September 30, 2000. The increase was primarily due to increased sales volume and higher depreciation expense and cost of leasing as a result of placing into service additional test and assembly equipment to meet the increased demand for test and assembly services. Depreciation expense and cost of leasing for production equipment increased from $12.6 million in the three months ended September 30, 1999 to $23.8 million in the three months ended September 30, 2000. Gross profit was $27.3 million, or 30.2% of net revenue as compared to $19.0 million, or 35.4% of net revenue, in the same quarter a year ago. The higher gross profit was the result of increased sales volume. The decrease in profit margin in the current quarter was due to higher proportion of sales of array packages which have lower profit contribution.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 41.7% from $7.2 million in the three months ended September 30, 1999 to $10.2 million in the three months ended
September 30, 2000. The increase was due primarily to higher administrative headcount to support increased operating activities which resulted in higher payroll and staff related expenses. As a percentage of net revenue, however, selling, general and administrative expenses decreased from 13.4% in the three months ended September 30, 1999 to 11.3% in the three months ended September 30, 2000.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 70.8% from $2.4 million in the three months ended September 30, 1999 to $4.1 million in the three months ended September 30, 2000. The increased expenses were for additional investments (employees, equipment and operating supplies) primarily in advanced packaging technologies in support of our strategy of offering complete backend turnkey services to our customers.

STOCK-BASED COMPENSATION EXPENSE. Stock-based compensation expense decreased by 99.7% from $6.7 million in the three months ended September 30, 1999 to $0.02 million in the three months ended September 30, 2000. The decrease was primarily due to the effect of adopting a new employee share ownership scheme in December 1999.

NET INTEREST INCOME (EXPENSE). Net interest income (expense) increased substantially from a net interest expense of $1.3 million in the three months ended September 30, 1999 to a net interest income of $2.7 million in the three months ended September 30, 2000. The increase was due to interest earned on cash proceeds from our initial public offering in February 2000, the uninvested proceeds of which were invested generally in marketable debt securities and fixed term time deposits with financial institutions, and from partial repayment of $7.5 million towards our long-term loan.

FOREIGN CURRENCY EXCHANGE GAIN (LOSS). We recognized an exchange loss of $0.5 million in the three months ended September 30, 1999 and a gain of $0.6 million in the three months ended September 30, 2000 due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $0.7 million in the three months ended September 30, 1999 to $1.0 million in the three months ended September 30, 2000. The increased income was mainly due to an increase in government grants for the purchase of equipment, and training subsidies used for research and development activities.

INCOME TAX EXPENSE. Income tax expense in the three months ended September 30, 1999 was $0.1 million compared to $0.9 million for the three months ended September 30, 2000. The higher tax expense was due to a substantial increase in interest income earned in the current quarter.

The Company has been granted pioneer trade enterprise status in Singapore for a five-year period from January 1, 1996. As a result, income derived, during this period, from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with certain conditions. Income from non-pioneer activities is subject to income tax at the prevailing enacted rate of tax. Our pioneer status is renewable for an additional three years subject to compliance with certain conditions.


NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000

NET REVENUES. Net revenues increased by 75.4% from $136.0 million in the nine months ended September 30, 1999 to $238.5 million in the nine months ended September 30, 2000. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased by 77.0% from $62.3 million in the nine months ended September 30, 1999 to $110.3 million in the nine months ended September 30, 2000. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly services increased by 74.1% from $73.7 million in the nine months ended September 30, 1999 to $128.3 million in the nine months ended September 30, 2000. The increase was primarily due to greater demand for both leadframe and laminate packages.

COST OF REVENUES AND GROSS PROFIT MARGIN. Cost of revenue increased by 69.6% from $93.6 million in the nine months ended September 30, 1999 to $158.7 million in the nine months ended September 30, 2000. The increase was primarily due to increased sales volume and higher depreciation expense and cost of leasing as a result of placing into service additional test and assembly equipment to meet the increased demand for test and assembly services. Depreciation expense and cost of leasing for production equipment increased from $35.5 million in the nine months ended September 30, 1999 to $60.8 million in the nine months ended September 30, 2000. Gross profit was $79.8 million, or 33.5% of net revenue as compared to $42.4 million, or 31.2% of net revenue, in the nine-month period a year ago. The higher gross profit was the result of increased sales volume. Higher gross profit margin for the current nine-month period was primarily attributed to improved utilization of materials and of test and assembly equipment. The overall improved profit margin was partially reduced by a higher proportion of sales of array packages with a lower profit contribution in the three-month period ending September 30, 2000.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by 53.6% from $19.2 million in the nine months ended September 30, 1999 to $29.5 million in the nine months ended September 30, 2000. The increase was due primarily to higher administrative headcount to support increased operating activities which resulted in higher payroll and staff related expenses. As a percentage of net revenue, however, selling, general and administrative expenses decreased from 14.1% in the nine months ended September 30, 1999 to 12.4% in the nine months ended September 30, 2000.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by 115.7% from $5.1 million in the nine months ended September 30, 1999 to $11.0 million in the nine months ended September 30, 2000. The increased expenses were for additional investments (employees, equipment and operating supplies) primarily in advanced packaging technologies in support of our strategy of offering complete backend turnkey services to our customers.

STOCK-BASED COMPENSATION EXPENSE. Stock-based compensation expense decreased by 95.7% from $8.5 million in the nine months ended September 30, 1999 to $0.4 million in the nine months ended September 30, 2000. The decrease was primarily due to the effect of adopting a new employee share ownership scheme in December 1999.

NET INTEREST INCOME (EXPENSE). Net interest income (expense) increased substantially from a net interest expense of $4.1 million in the nine months ended September 30, 1999 to a net interest income of $5.8 million in the nine months ended September 30, 2000. The increase was due to interest earned on cash proceeds from our initial public offering in February 2000, the uninvested proceeds of which were invested generally in marketable debt securities and fixed term time deposits with financial institutions, and from the repayment of our loans of $67.5 million.

FOREIGN CURRENCY EXCHANGE GAIN (LOSS). Exchange gain of $1.9 million was recognized in the nine months ended September 30, 1999 and gain of $1.1 million in the nine months ended September 30, 2000. The exchange gain was due primarily to currency fluctuations of the U.S. dollar against the Singapore dollar and Japanese yen.

OTHER NON-OPERATING INCOME. Other non-operating income increased from $1.8 million in the nine months ended September 30, 1999 to $2.7 million in the nine months ended September 30, 2000. The increased income was mainly due to an increase in government grants for the purchase of equipment, and training subsidies used for research and development activities.

INCOME TAX EXPENSE. Income tax expense in the nine months ended September 30, 1999 was $0.7 million compared to $2.4 million in the nine months ended September 30, 2000. The higher tax expense was due to a substantial increase in interest income earned in the nine months ended September 30, 2000.


LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2000, our principal sources of liquidity included $161.5 million in cash and cash equivalent and a $20.0 million of unutilized banking and credit facilities consisting of short-term advances and bank guarantees.

On June 5, 1998 we entered into a Singapore dollar denominated long-term loan agreement with the Economic Development Board for a loan amount of S$90.0 million ($54.3 million). The loan bears interest, payable semi-annually, at 1% over the prevailing annual interest rate offered by the Central Provident Fund Board, a Singapore Government Statutory Board. The principal sum is repayable over seven equal semi-annual installments commencing from September 1, 2000 and ending on September 1, 2003. The loan amount outstanding at September 30, 2000 was S$77.1 million ($44.1 million) and the prevailing annual loan interest rate at September 30, 2000 was 3.5%.

The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent.

We have an unutilized working capital credit facility with Citibank, N.A. for $20.0 million. Interest on borrowings under this facility is charged at the bank's prevailing rate.

Net cash provided by operating activities totaled $81.8 million for the nine months ended September 30, 2000 and $47.8 million for the nine months ended September 30, 1999. The net cash of $81.8 million generated from operating activities for the current nine months ended September 30, 2000 was primarily attributable to higher operating income and changes in the working capital components.

Net cash used in investing activities totaled $254.4 million for the nine months ended September 30, 2000 and $43.9 million for the nine months ended
September 30, 1999. The net cash used in investing activities of $254.4 million in the nine months ended September 30, 2000 consisted of capital expenditure of $240.3 and purchase of marketable debt securities of $20.1 million. The total investment was reduced by receipt of $6.0 million relating to the sale and lease back of equipment. The capital expenditure consisted mainly of acquisition of test and assembly equipment, peripherals and equipment upgrades to meet the increased demand for test and assembly services. Our budgeted capital expenditures remain at $290.0 million for the year 2000. From time to time we may require or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be material.

Net cash provided by financing activities totaled $321.6 for the nine months ended September 30, 2000 and $0.1 million for the nine months ended
September 30, 1999. The cash generated from financing activities of $389.0 million for the nine months ended September 30, 2000 was mainly from the initial public offering in February 2000. The cash outflow from financing activities for the same period was for repayment of loans totaling $67.5 million.


FOREIGN CURRENCY EXCHANGE EXPOSURE

We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar.

We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our foreign currency exposure through forward foreign currency swap contracts and options. However, we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.